EXHIBIT 99.1

PRESS RELEASE

Borqs Technologies Acquired 51% of Holu Hou Energy LLC

SANTA CLARA, Calif., Oct. 21, 2021 (GLOBE NEWSWIRE) -- Borqs Technologies, Inc. (Nasdaq: BRQS, “Borqs,” or the “Company”), a global provider of embedded software and products for the Internet of Things (IoT), today announced it signed definitive agreements dated October 19, 2021 and now owns 51% interest in Holu Hou Energy LLC (“HHE”), an innovative solar energy and storage provider for the residential, multi-family residential and commercial building markets. The acquisition transaction has closed successfully.

Financial results of HHE will be consolidated into Borqs beginning with the 4th calendar quarter of 2021; and the Company reaffirms the HHE revenue forecast of $48 million for the year 2022.

About Borqs Technologies, Inc.

Borqs Technologies is a global leader in software and products for the IoT, providing customizable, differentiated and scalable Android-based smart connected devices and cloud service solutions. Borqs has achieved leadership and customer recognition as an innovative end-to-end IoT solutions provider leveraging its strategic chipset partner relationships as well as its broad software and IP portfolio.

Borqs’ unique strengths include its Android and Android Wear Licenses which enabled the Company to develop a software IP library covering chipset software, Android enhancements, domain specific usage and system performance optimization, suitable for large and low volume customized products. The Company is also currently in development of 5G products for phones and hotspots.

About Holu Hou Energy LLC

Holu Hou Energy LLC, a Delaware limited liability company, brings state-of-the-art energy storage systems to the Single-Family Residential, Multi-Family Residential and Commercial building markets. With operations in California, Hawaii, Wisconsin and Shanghai, HHE engineers proprietary storage system and software and control platform solutions. The HHE team is made up of renewable energy industry veterans, engineering and deploying energy storage systems that enable greater energy independence. For more information, visit www.holuhou.com.

Forward-Looking Statements and Additional Information

This press release includes “forward-looking statements” that involve risks and uncertainties that could cause actual results to differ materially from what is expected. Words such as “expects”, “believes”, “anticipates”, “intends”, “estimates”, “predicts”, “seeks”, “may”, “might”, “plan”, “possible”, “should” and variations and similar words and expressions are intended to identify such forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Such forward-looking statements relate to future events or future results, based on currently available information and reflect our management’s current beliefs. Many factors could cause actual events or results to differ materially from the events and results discussed in the forward-looking statements, including the possibility that the acquisition of a 51% ownership interest in HHE may not bring positive benefits to the Company and may not transpire as described herein or at all, and the negative impact of the COVID-19 pandemic on the Company’s supply chain, revenues and overall results of operations, so the reader is advised to refer to the Risk Factors sections of the Company’s filings with the Securities and Exchange Commission for additional information identifying important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements. Except as expressly required by applicable securities law, the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact:

Sandra Dou
Vice President of Corporate Finance
Borqs Technologies, Inc.
sandra.dou@borqs.net
www.borqs.com